Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333−136666
July 11, 2007

New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC.
17-Month 100% Principal Protected “Bronze Medal” Notes, Linked to the S&P 500® Index, the Dow Jones EURO STOXX 50® Index, or the Nikkei 225™ Index
Due: December [●], 2008
INVESTMENT HIGHLIGHTS

•       17-month term to maturity.
•       The Notes are principal protected.
•       Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody’s / A+ by S&P).
•       Issue Price: 100.00% of the principal amount ($1,000 per Note) ([99.50]% for investors who purchase a principal amount of at least $1,000,000).
•       Linked to double the Smallest Percentage Increase of the following three indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index (the “SX5E”) and (3) the Nikkei 225™ Stock Index (the “NKY”, and along with the SPX and the SX5E, each a “Reference Index”), subject to the Maximum Return. When we refer to Notes in this free writing prospectus, we mean Notes with a principal amount of $1,000.
•       At maturity, the Cash Settlement Value for each $1,000 principal amount of the Notes will be equal to:
$1,000 principal amount + [$1,000 x Variable Return]
•       The Variable Return is equal to the lesser of (a) [16.00-18.00]% (the “Maximum Return”) and (b) the product of (i) 200% (the “Participation Rate”) multiplied by (ii) the smallest of the three Index Percentage Increases (the “Smallest Percentage Increase”). The Variable Return will not be less than 0.00%.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

GENERAL TERMS

This free writing prospectus relates to a Note offering whose return is linked to double the Smallest Percentage Increase of the following indices: (1) the S&P 500® Index; (2) the Dow Jones EURO STOXX 50® Index; and (3) the Nikkei 225™ Stock Index (each a “Reference Index”), subject to the Maximum Return. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P)
CUSIP NUMBER:	[●]
ISSUE PRICE:	100.00% of the Principal Amount ([99.50]% for investors who purchase a principal amount of at least $1,000,000)
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	July [●], 2007
SETTLEMENT DATE:	July [●], 2007
MATURITY DATE:	December [●], 2008 (for a term of approximately 17 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
REFERENCE INDICES:
The Notes are linked to double the Smallest Percentage Increase of the following indices: (1) the S&P 500® Index (the “SPX”); (2) the Dow Jones EURO STOXX 50® Index the (the “SX5E”) and (3) the Nikkei 225™ Stock Index ( the “NKY”, and along with the SPX and the SX5E, each a “Reference Index”).

REFERENCE INDEX SPONSORS:
Standard & Poor’s (“S&P”), a division of The McGraw Hill Companies, as the sponsor of the SPX; STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsor of the SX5E; and Nihon Keizai Shimbun, Inc. as the sponsor of the NKY.

CASH SETTLEMENT VALUE:
On the Maturity Date, you will receive the Cash Settlement Value, which for each $1,000 principal amount of Notes is equal to: sum of (a) the $1,000 principal amount plus (b) the product of $1,000 multiplied by the Variable Return.

MAXIMUM RETURN:	[16.00-18.00]%
PARTICIPATION RATE:	200.00%
VALUATION DATE:
December [●], 2008, provided that, with respect to a Reference Index, (i) if such date is not a Reference Index Business Day (as defined herein) for that Reference Index, then the Valuation Date for that Reference Index will be the next succeeding day that is a Reference Index Business Day for that Reference Index and (ii) if a Market Disruption Event (as defined in the Pricing Supplement) exists for that Reference Index on the Valuation Date, the Valuation Date for that Reference Index will be the next Reference Index Business Day for that Reference Index on which a Market Disruption Event does not exist for that Reference Index. If the Valuation Date for any Reference Index is postponed for [three] consecutive Reference Index Business Days due to the existence of a Market Disruption Event, then, notwithstanding the existence of a Market Disruption Event on that [third] Reference Index Business Day, that [third] Reference Index Business Day will be the Valuation Date for that Reference Index. If no Market Disruption Event exists with respect to a Reference Index on the Valuation Date, the determination of that Reference Index’s Final Level will be made on the Valuation Date, irrespective of the existence of a Market Disruption Event with respect to one or more of the other Reference Indices.

INDEX PERCENTAGE INCREASE:
As of the Valuation Date and with respect to a Reference Index, the greater of (a) 0.00% and (b) the quotient, expressed as a percentage, of (i) the Final Level for that Reference Index minus its Initial Level divided by (ii) its Initial Level.

FINAL LEVELS:
As of the Valuation Date and with respect to each Reference Index, the closing index level as reported by the relevant Reference Index Sponsor and displayed on Bloomberg Page SPX <Index> <Go> with respect to the SPX, Bloomberg Page SX5E <Index> <Go> with respect to the SX5E and Bloomberg Page NKY <Index> <Go> with respect to the NKY.

INITIAL LEVELS:	[●] with respect to the SPX;
[●] with respect to the SX5E; and
[●] with respect to the NKY; each representing the closing level of the respective Reference Index on July [●], 2007.
VARIABLE RETURN:
An amount determined by the Calculation Agent and equal to the lesser of: (a) the Maximum Return; and (b) the product of (i) the Participation Rate multiplied by (ii) the smallest of the three Index Percentage Increases (the “Smallest Percentage Increase”).

INTEREST:	The Notes will not bear interest.
EXCHANGE LISTING:	The Notes will not be listed on any securities exchange.
REFERENCE INDEX BUSINESS DAY:	Means any day on which the Relevant Exchange and each Related Exchange are scheduled to be open for trading.
RELEVANT EXCHANGE:
(i) the New York Stock Exchange and NASDAQ for the SPX; (ii) the major stock exchanges, respectively located in one of 12 European countries, including the London Stock Exchange, Frankfurt Stock Exchange and others for the SX5E; and (iii) the Tokyo Stock Exchange or its successor (the “TSE”) for the NKY.

RELATED EXCHANGE:	Each exchange or quotation system where trading has a material effect (as determined by the Calculation Agent) on the overall market for futures or options contracts relating to the Reference Index.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated July [●], 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated July [●], 2007 (subject to completion): http://www.sec.gov/Archives/edgar/data/777001/000114420407036100/v080749_424b2.htm

•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm

•	Prospectus dated August 16, 2006: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The following tables are for illustrative purposes and are not indicative of the future performance of the Reference Indices or the future value of the Notes.

The following examples demonstrate how the hypothetical Cash Settlement Value of a Note is calculated based on the assumptions outlined below. The examples do not purport to be representative of every possible scenario concerning increases or decreases in the Reference Indices. You should not construe the examples as an indication or assurance of the expected performance of the Notes. Actual returns may be different. The examples demonstrating the hypothetical Cash Settlement Value of a Note are based on the following assumptions:

ASSUMPTIONS:
•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Initial Level for the SPX is equal to 1,550.00.
•	The Initial Level for the SX5E is equal to 4,600.00.
•	The Initial Level for the NKY is equal to 18,500.00.
•	The Maximum Return is 17.00%.
•	The Participation Rate is 200.00%.
•	All returns are based on a 17-month term, pre-tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

Example 1: The Smallest Percentage Increase multiplied by the Participation Rate is greater than the Maximum Return.

In this example, the levels of all three Reference Indices increase by more than 9.00% relative to their Initial Levels.

	SPX	SX5E	NKY
Initial Level	1,550.00	4,600.00	18,500.00
Final Level	1,737.40	5,305.64	20,586.80
(Final Level - Initial Level) / Initial Level	12.09%	15.34%	11.28%

On the Valuation Date, the Index Percentage Increase for SPX would be 12.09%, the Index Percentage Increase for SX5E would be 15.34%, and the Index Percentage Increase for NKY would be 11.28%, each calculated as follows:

In this example, the Smallest Percentage Increase would be the Index Percentage Increase of the NKY (11.28%).

The Variable Return, using the formula below, would equal 17.00%:

Variable Return:

= minimum [(Smallest Percentage Increase x Participation Rate), Maximum Return]

= minimum [(11.28% * 200%), 17.00%]

= minimum [22.56%, 17.00%]

= 17.00%

The Cash Settlement Value, using the formula below, would equal $1,170.00:

Cash Settlement Value

= $1,000 + [$1,000 x Variable Return]

= $1,000 + [$1,000 x 17.00%]

= $1,000 + $170

= $1,170

Example 2: The Smallest Percentage Increase multiplied by the Participation Rate is greater than zero, but less than the Maximum Return.

In this example, the levels of all three Reference Indices increase relative to their respective Initial Levels, but the Smallest Percentage Increase multiplied by the Participation Rate does not exceed the Maximum Return.

	SPX	SX5E	NKY
Initial Level	1,550.00	4,600.00	18,500.00
Final Level	1,643.70	4,952.82	19,543.40
(Final Level - Initial Level) / Initial Level	6.05%	7.67%	5.64%

On the Valuation Date, the Index Percentage Increase for SPX would be 6.05%, the Index Percentage Increase for SX5E would be 7.67%, and the Index Percentage Increase for NKY would be 5.64%, each calculated as follows:

In this example, the Smallest Percentage Increase would be the Index Percentage Increase of the NKY (5.64%).

The Variable Return, using the formula below, would equal 11.28%:

Variable Return:

= minimum [(Smallest Percentage Increase x Participation Rate), Maximum Return]

= minimum [(5.64% * 200%), 17.00%]

= minimum [11.28%, 17.00%]

= 11.28%

The Cash Settlement Value, using the formula below, would equal $1,112.80:

Cash Settlement Value

= $1,000 + [$1,000 x Variable Return]

= $1,000 + [$1,000 x 11.28%]

= $1,000 + $112.80

= $1,112.80

Example 3: The Final Level is less than the Initial Level for at least one Reference Index.

In this example, at least one Reference Index declines in value over the course of the Notes.

	SPX	SX5E	NKY
Initial Level	1,550.00	4,600.00	18,500.00
Final Value	1,643.70	4,952.82	16,413.20
(Final Level - Initial Level) / Initial Level	6.05%	7.67%	-11.28%

On the Valuation Date, the Index Percentage Increase for SPX would be 6.05%, the Index Percentage Increase for SX5E would be 7.67%, and the Index Percentage Increase for NKY would be 0.00%, each calculated as follows:

In this example, the Smallest Percentage Increase would be the Index Percentage Increase of the NKY (0.00%).

The Variable Return, using the formula below, would equal 0.00%:

Variable Return:

= minimum [(Smallest Percentage Increase x Participation Rate), Maximum Return]

= minimum [(0.00% * 200%), 17.00%]

= minimum [0.00%, 17.00%]

= 0.00%

The Cash Settlement Value, using the formula below, would equal $1,000.00:

Cash Settlement Value

= $1,000 + [$1,000 x Variable Return]

= $1,000 + [$1,000 x 0.00%]

= $1,000 + $0

= $1,000.00

SELECTED RISK CONSIDERATIONS

•
No current income—We will not pay any interest on the Notes. The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•
No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying any of the Reference Indices; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•
Not exchange-listed—The Notes will not be listed on any securities exchange or quotation system and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity—Because the Notes will not be listed on any securities exchange or quotation system, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

•
The return on the Notes is linked to the single Reference Index with the Smallest Percentage Increase over the term of the Notes—You will only benefit from the performance of the Reference Index with the Smallest Percentage Increase. Therefore, even if one or more Reference Indices increase in value, you will not benefit from any such increase if at least one Reference Index increases by a smaller value or decreases in value since the return on the Notes is linked to the Smallest Percentage Increase.

•
Maximum Return of [16.00-18.00]%—You will not receive more than the maximum return of [16.00-18.00]% at maturity. Because the maximum return on the Notes is [16.00-18.00]%, the maximum Cash Settlement Value is $[1,160.00-1,180.00]. Therefore, the Cash Settlement Value will not reflect the full increase in the value of the Reference Index with the Smallest Percentage Increase if the Smallest Percentage Increase is greater than [8.00-9.00]%.

•
Tax considerations—We intend to treat the Notes as contingent payment debt instruments for federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include OID in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we will compute a “projected payment schedule” that reflects a single payment at maturity that produces the comparable yield. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. Holder would have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement.